                                                   ---------------------------
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                                                   ---------------------------
                                                   OMB number:       3235-0145
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*


                                  Belcor Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.10 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                 0774430 20 8
         -------------------------------------------------------------
                                 (CUSIP Number)


 Theresa C. Morris, Secretary, Coastal Capital Partners, L.P., 101 Morgan Lane,
                        Suite 180, Plainsboro, NJ 08536
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 26, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 2 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coastal Capital Partners, L.P. 22-3348638
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    866,668 Shares of Common Stock
     NUMBER OF            Warrants to acquire 1,263,332 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    51,030 Shares of Common Stock
                          Warrants to acquire 825,000 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    866,668 Shares of Common Stock
    REPORTING             Warrants to acquire 1,263,332 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    917,698 Shares of Common Stock
      Warrants to acquire 2,088,332 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44.9%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 3 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coastal Capital Partners, Inc. 22-3291782
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    917,698 Shares of Common Stock
                          Warrants to acquire 2,088,332 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    866,668 Shares of Common Stock
                          Warrants to acquire 1,263,332 shares of Common Stock
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    917,698 Shares of Common Stock
      Warrants to acquire 2,088,332 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44.9%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 4 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip L. Yang, Jr. ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Philippines
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    917,698 Shares of Common Stock
                          Warrants to acquire 2,088,332 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    866,668 Shares of Common Stock
                          Warrants to acquire 1,263,332 shares of Common Stock
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    917,698 Shares of Common Stock
      Warrants to acquire 2,088,332 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44.9%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 5 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael Y. Gan ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Philippines
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Warrants to acquire 150,000 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Warrants to acquire 150,000 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Warrants to acquire 150,000 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 6 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theresa C. Morris ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Warrants to acquire 150,000 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Warrants to acquire 150,000 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Warrants to acquire 150,000 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 7 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald M. Leibsker ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    51,030 shares of Common Stock
                          Warrants to acquire 475,000 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    51,030 shares of Common Stock
    REPORTING             Warrants to acquire 475,000 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    51,030 shares of Common Stock
      Warrants to acquire 475,000 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
CUSIP NO. 0774430 20 8           SCHEDULE 13D              PAGE 8 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M. Douglas Caffey ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Warrants to acquire 50,000 shares of Common Stock
      OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Warrants to acquire 50,000 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Warrants to acquire 50,000 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%  See Item 5
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D filed by Coastal Capital Partners, L.P., a Delaware limited partnership ("Coastal LP"), Coastal Capital Partners, Inc., a Delaware corporation ("Coastal GP"), the sole general partner of Coastal LP, Philip L. Yang, Jr. ("Yang"), the chairman of the board and sole shareholder of Coastal GP, Michael Y. Gan ("Gan"), Theresa C. Morris ("Morris"), Donald M. Leibsker ("Leibsker") and M. Douglas Caffey ("Caffey") (collectively, the "Filing Persons"), amends and supplements the original Statement on Schedule 13D of the Filing Persons filed with the Securities and Exchange Commission ("SEC") on October 27, 1994 (the "Original Schedule 13D") relating to the purchase by Coastal LP of warrants ("Coastal Warrants") to purchase up to 3,000,000 shares of Common Stock, par value $0.10 per share (the "Common Stock") of Belcor Inc., a California corporation (the "Company"), as amended by Amendment No. 1 thereto, filed on October 3, 1995 ("Amendment No. 1"), by Amendment No. 2 thereto, filed on October 10, 1995 ("Amendment No. 2"), by Amendment No 3. thereto filed on November 20, 1995 ("Amendment No. 3), and by Amendment No 4. thereto filed on May 29, 1996 ("Amendment No. 4), relating to the original purchase by Coastal LP of the Coastal Warrants, subsequent exercises and assignments of the Coastal Warrants and certain other matters.

ITEM 1.
- -------

         The information set forth in Item 1 of Amendment No. 4 is incorporated herein by reference.


ITEM 2.
- -------

         (a)-(c) Except as set forth below, the information set forth in Item 2
(a)-(c) of Amendment No. 4 is incorporated herein by reference.

         The additional Filing Persons under this Amendment No. 5 are Donald M. Leibsker and M. Douglas Caffey. The business address of Liebsker is 29 S. LaSalle Street, Suite 415, Chicago, Illinois 60603. The residence address of Caffey is 2605 St. Simons, Tustin, California 92680. Leibsker is a self-employed attorney and a former Chairman of the Board of the Company. Caffey is a self-employed real estate salesperson and a former President and a former Director of the Company.

         (d)-(f) Except as set forth below, the information set forth in Item 2
(d)-(f) of Amendment No. 4 is incorporated herein by reference.

         During the last five years, neither Leibsker nor Caffey has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both Leibsker and Caffey are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- -------  -------------------------------------------------

         Except as set forth below, the information set forth in Item 3 of Amendment No. 4 is incorporated herein by reference. On June 28, 1996, the Company's Board of Directors approved the execution of one year consulting agreements with Caffey and Leibsker under which agreements the Company is issuing to Caffey and Leibsker five year warrants, dated as of June 26, 1996, to purchase up to 100,000 shares (the "New Caffey Warrant") and 150,000 shares (the "New Leibsker Warrant") of Common Stock, respectively, at an exercise price of $.20 per share. The right to purchase one half of such shares under the New Caffey Warrant and New Leibsker Warrant vested on June 28, 1996 and the right to pruchase the remaining half of such shares vests on June 28, 1997. In addition, Liebsker previously had acquired a total of 51,030 shares of Common Stock through a combination of stock grants in connection his investment in a oil drilling program involving the Company and stock acquisitions using his personal funds. Also, Leibsker was issued five year warrants, dated as of January 20, 1995, to purchase up to 400,000 shares of Common Stock at a price of $.18 per share (the "Old Leibsker Warrant") pursuant to an Amended Employment Agreement, dated as of January 20, 1995, with the Company.

         As required under the Investors' Rights Agreement, described in Item 4 of this Amendment No. 5, Coastal LP has transferred $100,000 to the Company as an additional capital contribution for which no additional securities of the Company were issued. All funds that were used in making such capital contribution were obtained from capital contributions made by the general partner, Coastal GP, which received such funds by means of a capital contribution made by Yang using his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.
- -------  ----------------------

         Except as set forth below, the information set forth in Item 4 of Amendment No. 4 is incorporated herein by reference.


June 1996 Transactions
- ----------------------
         On June 26, 1996, Coastal LP, the Company, Leibsker and Caffey entered into an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), which amended and restated the Investors' Rights Agreement, dated as of October 3, 1995, between the Company, Coastal LP, Rio Grande Mining Company, a Nevada corporation ("Rio Grande") of which Coastal LP is the majority shareholder, Leibsker and Caffey. Also, on June 26, 1996, Rio Grande and the Company entered into the related Amended and Restated Termination Agreement, dated as of June 26, 1996 (the "Termination Agreement"), which amended and restated the Termination Agreement, dated as of October 3, 1995, between the same parties.

         The descriptions of the Investors' Rights Agreement, the Termination Agreement, the Settlement Warrants, Call Agreement and the Shareholders Agreement (all as defined in Item 4 of this Amendment No. 5) and certain other related agreements contained in this Amendment No. 5 are summaries only of certain of the material terms contained therein. Such agreements contain additional material terms and conditions and copies of such agreements (which are in some cases are exhibits to the Termination Agreement) have been filed as Exhibits to this Amendment No. 5. Such descriptions are qualified in their entirety by reference to such exhibits.

     INVESTORS' RIGHTS AGREEMENT
     ---------------------------

         The Company's Obligations
         -------------------------

         Pursuant to the Investors' Rights Agreement, the Company has (i) appointed four persons designated by Coastal LP (Andrew K. Simpson ("Simpson"), Morris, Gan and David C. Fraser) to fill vacancies in the Company's Board of Directors with the three then existing directors (Caffey, Leibsker, the then Chairman of the Board, and D. Ross Hamilton ("Hamilton")), as required in the Investors' Rights Agreement, immediately thereafter resigning their positions as directors of the Company and Caffey also immediately thereafter resigning as the Company's President, (ii) appointed Simpson as the Company's Chairman of the Board and Chief Executive Officer, (iii) executed a five year irrevocable proxy in favor of Coastal GP (acting on behalf of and in its capacity as general partner of Coastal LP) with respect to all of the shares of Rio Grande common stock that the Company may receive pursuant to any exercise of the seven year warrants (the "Settlement Warrants") issued by Rio Grande in favor of the Company to purchase up to a maximum of 17,000,000 shares of Rio Grande common stock at an exercise price of $0.24 per share, (iv) provided certain registration rights with respect to certain unregistered shares of the Common Stock held or which may be held by Coastal LP, Caffey or Leibsker and (v) cancelled its current stock option plan and certain outstanding stock options. The Company also delivered executed copies of the Shareholders Agreement signed by Caffey and Leibsker.

         Coastal LP's Obligations
         ------------------------

         As part of the Investors' Rights Agreement, Coastal LP (i) has made a $100,000 capital contribution to the Company for which no additional securities of the Company were issued, (ii) has cancelled a portion of its warrants to purchase up to 3,000,0000 shares of Common Stock (the "Coastal Warrants") issued by the Company on October 20, 1994 in favor of Coastal LP, which cancelled portion represented the right to purchase up to 470,000 shares of Common Stock, and (iii) in order to retain the services of Caffey and Leibsker as advisors to the Company, has supported the Company's entering into one year consulting agreements with Leibsker and Caffey, dated as of June 28, 1996 and substantially in the form of Exhibits C and D, respectively, to the Investors' Rights Agreement, under which agreements the New Caffey Warrant and New Leibsker Warrant, both dated as of June 28, 1996, are being issued.

         Obligations of Caffey and Leibsker
         ----------------------------------

         Pursuant to the terms of the Investors' Rights Agreement, Caffey and Leibsker executed a Belcor Shareholders Agreement, dated as of June 26, 1996 (the "Shareholders Agreement"), under which each granted a voting agreement in favor of Coastal LP as to shares of Common Stock that each owns or may own in the future, including the New Caffey Warrant and New Leibsker Warrant. Further, Caffey and Leibsker each agreed to use reasonable efforts to secure the execution of a similar agreement by certain companies affiliated with Hamilton that own shares of Common Stock.

         Other Agreements
         ----------------

         As part of the Investors' Rights Agreement, Coastal LP and the Company agreed that that any obligation of Coastal LP or Rio Grande to provide loans, advances or other funding to the Company under a letter, dated October 20, 1994, from Simpson, on behalf of Coastal LP, to Caffey, as president of the Company, expired May 30, 1995, is terminated, and is null and void. Coastal LP and the Company also agreed that (i) each may engage independently or with others in business ventures of every nature and description, (ii) nothing in the Investors' Rights Agreement would be deemed to prohibit Coastal LP, its affiliates or limited or general partners from dealing or otherwise engaging in business with any persons or entities transacting business with the Company; provided that such transaction did not involve any arrangement which would have the effect of circumventing any restriction set forth in the Investor's Rights Agreement, (iii) neither party would have any right by virtue of the Investor's Rights Agreement or the contractual relationship created thereby in or to such other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures would not be deemed wrongful or improper. Further, Coastal LP and the Company agreed that neither party would be obligated to present any particular investment opportunity to the other, and that neither party would be obligated to provide to the other any participation right, co-sale right, "tag-along right" or any other right with respect to the sale, conveyance, assignment or other transfer of their respective interests in Rio Grande.

     TERMINATION AGREEMENT
     ---------------------

         General Terms
         -------------

         Rio Grande and the Company pursuant to the terms of the Termination Agreement terminated a 1993 reorganization agreement under which Rio Grande (formerly known as SilTex Resources, Inc.) had agreed to sell all its assets to a subsidiary of the Company in exchange for shares of Common Stock, eliminated a Rio Grande undertaking to make exchange offers of registered shares of Rio Grande common stock and warrants for corresponding securities of the Company held by its shareholders, and executed mutual releases as to claims each might have against the other relating to such reorganization agreement or to certain other property rights.

         Rio Grande's Obligations
         ------------------------

         As part of the Termination Agreement, Rio Grande (i) has repaid the Company $47,161, the remaining balance of funds previously advanced by the Company to Rio Grande, (ii) has issued for $25,000 the Settlement Warrants, substantially in the form of Exhibit A to the Termination Agreement, in favor of the Company and (iii) has assigned to the Company all of its rights in the minerals, if any, on approximately 1,600 acres of land located near Shafter, Texas (the "Red Hills Rights") pursuant to a Deed Without Warranty, dated June 26, 1996.

         The Company's Obligations
         -------------------------

         As required under the Termination Agreement, the Company has executed an Option to Purchase Agreement with Rio Grande, dated as of June 26, 1996 (the "Call Agreement"), under which Rio Grande has the right to repurchase the Red Hills Rights at a price of $600,000 at any time until June 26, 1999 upon advance written notice. As contemplated in the Termination Agreement and pursuant to a letter agreement dated June 26, 1996, the Company paid $25,000 to Caffey in satisfaction of its obligations to him under an Amended Employment Agreement, dated as of January 20, 1995, which agreement was terminated as of June 26, 1996. In connection with such letter agreement, Caffey released the Company from any claims arising under or relating to such employment agreement. Also, in consideration of Rio Grande's payment to the Company of $47,161 (the remaining balance of funds previously advanced by the Company to Rio Grande), the Company terminated all of Rio Grande's obligations with respect to funds advanced to Rio Grande by the Company prior to November 1994.

Future Plans of the Filing Persons
- ----------------------------------

     Leibsker and Caffey have acquired the New Leibsker Warrant and New Caffey Warrant, respectively, for investment purposes.

     Coastal LP intends to continue the currently limited activities of the Company, and in the future will determine whether or not to engage in any business ventures involving the Company and whether or not to any make additional investments in the Company. There can be no assurance, however, that Coastal LP will engage in any business ventures involving the Company and/or will make any additional investments in the Company. Further, Coastal LP and the Company have agreed that Coastal LP is not obligated to present any particular investment opportunity to the Company and the Company would not have any right by virtue of the Investors' Rights Agreement or the contractual relationship created thereby in or to Coastal LP's other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures by Coastal LP would not be deemed wrongful or improper.

     Except as otherwise described in this Item 4 or in Item 6 of this Amendment No. 5, neither Leibsker, Caffey, nor any of the other Filing Persons, has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

     Notwithstanding the foregoing, each of the Filing Persons reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
- -------  --------------------------------

         (a)-(b) Based on information in the Company's Quarterly Report on Form 10-QSB for the Quarter ended April 30, 1996, there were 5,480,133 shares of Common Stock outstanding as of June 13, 1996.

         Leibsker has the right to purchase 400,000 shares of Common Stock at a price of $.18 per share under the Old Leibsker Warrant. Leibsker also has the right to purchase 75,000 shares of Common Stock under the New Leibsker Warrant (with a right to purchase up to an additional 75,000 shares vesting on June 28, 1997). Leibsker also owns 51,030 shares of Common Stock. Caffey has the right to purchase 50,000 shares of Common Stock under the New Caffey Warrant (with a right to purchase up to an additional 50,000 shares vesting on June 28, 1997). As described in Item 4 of this Amendment No. 5, Leibsker and Caffey have entered into the Shareholders Agreement which gives Coastal LP the right to direct Leibsker and Caffey in their voting of any shares of Common Stock they now own or hereafter acquire by exercise of their respective warrants. The number of shares of Common Stock beneficially owned by Leibsker and Caffey represents approximately 8.8% and 0.9%, respectively, of the shares of Common Stock which would be issued and outstanding upon exercise of the Old Leibsker Warrant, New Leibsker Warrant and the New Caffey Warrant (collectively, the "Leibsker/Caffey Warrants").

         Morris and Gan each have the right to purchase 150,000 shares of Common Stock under their respective warrants (collectively, the Morris/Gan Warrants"). Pursuant to a voting agreement entered into with Coastal LP, as described in
Item 4 of Amendment No. 4, Coastal LP has the right to direct Morris and Gan in their voting of any shares they acquire by exercise of their respective warrants. The number of shares of Common Stock beneficially owned by each of Morris and Gan represents approximately 2.7% of the shares of Common Stock which would be issued and outstanding upon exercise of the Morris/Gan Warrants.

         After giving effect to its cancellation of rights to purchase 470,000 shares of Common Stock, as described in Item 4 of this Amendment No. 5, Coastal LP has the right to purchase 1,263,332 shares of Common Stock under the Coastal Warrants, which are currently exercisable at $.15 per share, and owns 866,668 shares of Common Stock which it acquired upon partial exercise of the Coastal Warrants. Coastal LP has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Coastal Warrants and the Common Stock acquired upon exercise of the Coastal Warrants. Coastal LP has shared power to vote or direct the vote of 51,030 shares of Common Stock now owned by Leibsker, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants.

         The number of shares of Common Stock beneficially owned by Coastal LP represents approximately 44.9% of the shares of Common Stock which would be issued and outstanding upon exercise of the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

         Each of Coastal GP and Yang may, by virtue of their relationship to Coastal LP, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) and to share with Coastal LP voting and dispositive power with respect to the Coastal Warrants, the 1,263,332 shares of Common Stock issuable upon exercise of the Coastal Warrants and the 866,668 shares of Common Stock owned by Coastal LP. Each of Coastal GP and Yang may be deemed to share voting power with respect to 51,030 shares of Common Stock now owned by Leibsker, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants. The number of shares of Common Stock beneficially owned by each of Coastal GP and Yang represents approximately 44.9% of the shares of Common Stock which would be issued and outstanding upon exercise of the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

         (c) Except as described in Item 4 of this Amendment No. 5, no transactions in the Common Stock or in other securities convertible into Common Stock were effected in the past sixty days by any of the Filing Persons.

         (d) Except for the warrant assignments described in Item 6 of Amendment No. 4, and a contractual commitment by Coastal LP to assign to K. Glenn Cole (the Company's former Chief Financial Officer) a portion of the Coastal Warrants covering the right to purchase 50,000 shares of Common Stock no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Coastal Warrants.

         (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------  ---------------------------------------------------------------------
         TO ANY SECURITIES OF THE ISSUER.
         --------------------------------

         Except as described in Item 4 or this Item 6 of this Amendment No. 5, the information set forth in Item 6 of Amendment No. 4 is incorporated by reference.

         Except as described in this Item 6 or in Item 4 of this Amendment No. 5, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company.

ITEM 7.      EXHIBITS.
- -------      ---------
     The following documents are filed as exhibits.

Exhibit A        -           Joint Filing Agreement Pursuant to Rule 13d-1(f).*

Exhibit B        -           Power of Attorney.*

Exhibit C        -           Warrant Purchase and Investor's Rights Agreement, dated as of October 20, 1994, between Coastal
                             Capital Partners, L.P., Belcor Inc. and Mark S. Isaacs.*

Exhibit D        -           Warrant to purchase 3,000,000 shares of common stock of Belcor Inc., dated as of October 20,
                             1994.*

Exhibit E        -           Letter Agreement, dated October 20, 1994, by Coastal Capital Partners, L.P. regarding finders fee arrangement with David Fraser.*

Exhibit F        -           Letter Agreement, dated October 20, 1994, by Coastal Capital Partners, L.P. regarding possible
                             $100,000 secured loan to Belcor Inc.*

Exhibit G        -           Agreement and Plan of Reorganization, dated as of December 1, 1993, between SilTex Resources,
                             Incorporation and Belcor Inc.*

Exhibit H        -           Termination Agreement, dated as of October 3, 1995, between Rio Grande Mining Company and Belcor
                             Inc.*

Exhibit I        -           Investors' Rights Agreement, dated as of October 3, 1995, between Coastal Capital Partners,
                             L.P., Belcor Inc., Rio Grande Mining Company and certain other securityholders of Belcor Inc.*

Exhibit J        -           Letter Agreement, dated September 28, 1995, between Coastal Capital Partners, L.P., Belcor Inc.,
                             Rio Grande Mining Company and D. Ross Hamilton.*

Exhibit K        -           Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit L        -           Power of Attorney.*

Exhibit M        -           Power of Attorney.*

Exhibit N        -           Warrant Purchase Agreement, dated as of November 10, 1995, between Coastal Capital Partners,
                             L.P. and Michael Y. Gan.*

Exhibit O        -           Warrant Purchase Agreement, dated as of November 10, 1995, between Coastal Capital Partners,
                             L.P. and Theresa C. Morris.*

Exhibit P        -           Voting Agreement, dated as of November 10, 1995, between Coastal Capital Partners, L.P., Michael
                             Y. Gan and Theresa C. Morris.*


                                                                   Page 16 of 23

Exhibit Q       -            Joint Filing Agreement Pursuant to Rule 13d-(f).

Exhibit R       -            Power of Attorney.

Exhibit S       -            Power of Attorney.

Exhibit T       -            Amended and Restated Termination Agreement, dated as of June 26, 1996, between Rio Grande Mining
                             Company and Belcor Inc.

Exhibit U       -            Warrant to purchase 17,000,000 shares of common stock of Rio Grande Mining Company, dated as of
                             June 26, 1996.

Exhibit V       -            Release, dated as of June 26, 1996, of Rio Grande Mining Company in favor of Belcor Inc.

Exhibit W       -            Deed Without Warranty, dated June 26, 1996, of Rio Grande Mining Company in favor of Belcor Inc.

Exhibit X       -            Release, dated as of June 26, 1996, of Belcor Inc. in favor of Rio Grande Mining Company.

Exhibit Y       -            Option to Purchase Agreement, dated as of June 26, 1996, between Rio Grande Mining Company and Belcor
                             Inc.

Exhibit Z       -            Amended and Restated Investors' Rights Agreement, dated as of June 26, 1996, between Coastal
                             Capital Partners, L.P., Belcor Inc., Donald Liebsker and M. Douglas Caffey.

Exhibit AA      -            Belcor Inc. Shareholders' Agreement, dated as of June 26, 1996, between Coastal Capital Partners, L.P.,
                             Donald Liebsker and M. Douglas Caffey.

Exhibit AB      -            Irrevocable Proxy of Belcor Inc., dated as of June 26, 1996, in favor of Coastal Capital Partners, Inc.
                             (acting on behalf of and in its capacity as the general partner of Coastal Capital Partners, L.P.).

Exhibit AC      -            Letter Agreement, dated June 26, 1996, between Belcor Inc. and M. Douglas Caffey.
- ------------

* Previously filed.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996        COASTAL CAPITAL PARTNERS, L.P.

                                     By:  Coastal Capital Partners, Inc.
                                          as General Partner


                                          By: /s/ ANDREW K. SIMPSON
                                             -----------------------------------
                                             Andrew K. Simpson
                                             Chief Executive Officer

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996        COASTAL CAPITAL PARTNERS, INC.


                           By: /s/ ANDREW K. SIMPSON
                              -----------------------------
                              Andrew K. Simpson
                              President and Chief Executive
                                 Officer and Director

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996

                                       By: /s/ ANDREW K. SIMPSON
                                          -------------------------------
                                           Andrew K. Simpson, as
                                           Attorney-in-fact for
                                           Philip L. Yang, Jr.
                                           Chairman of the Board and sole
                                             shareholder
                                           Coastal LP Capital Partners, Inc.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996


                                         By: /s/ ANDREW K. SIMPSON
                                            --------------------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            Michael Y. Gan

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996


                                         By: /s/ ANDREW K. SIMPSON
                                            --------------------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            Theresa C. Morris

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996


                                             By: /s/ ANDREW K. SIMPSON
                                                ----------------------------
                                                Andrew K. Simpson, as
                                                Attorney-in-fact for
                                                Donald M. Leibsker

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 1996


                                               By: /s/ ANDREW K. SIMPSON
                                                  -----------------------------
                                                  Andrew K. Simpson, as
                                                  Attorney-in-fact for
                                                  M. Douglas Caffey